UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. __)*

                        Advantica Restaurant Group, Inc.
                        --------------------------------
                                (Name of Issuer)

                                  Common Stock
                    ----------------------------------------
                         (Title of Class of Securities)

                                    00758B109
                                 --------------
                                 (CUSIP Number)

                                James B. Adamson
                             Chief Executive Officer
                        Advantica Restaurant Group, Inc.
                              203 East Maine Street
                              Spartanberg, SC 29319
                              ---------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                   May 1, 2001
                          ----------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 00758B109             SCHEDULE 13D                   Page 2 of 5 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      ###-##-####
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      PF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        2,518,902
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            0
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               2,518,902
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,518,902
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      6.23%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

      Item 1. Security and Issuer.

      The class of equity securities to which this Schedule 13D relates is the shares of common stock $.01 par value of Advantica Restaurant Group, Inc. (the "Company"). The principal executive office of the Company is located at 203 East Maine Street, Spartanberg, SC 29319.

      Item 2. Identity and Background.

      This statement is being filed by Maurice A. Halperin. My business address is 17890 Deauville Lane, Boca Raton, FL 33496. I am a private investor. During the last five years, I have not been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) and I have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in my being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. I am a citizen of the United States.

      Item 3. Source and Amount of Funds or Other Consideration.

      The source of the funds for the purchase of the common stock was my personal funds. I paid a total of $6,543,245 for 2,205,379 shares. I also own 313,523 warrants which are currently exercisable at a price of $14.60 per share to purchase 313,523 shares of common stock. I received the warrants as a result of a bankruptcy reorganization of the Company in January 1998. I surrendered subordinated debentures in consideration for the warrants.

      Item 4. Purpose of Transaction.

      The purpose for the acquisition of the common stock is investment.

      Item 5. Interest in Securities of the Issuer.

      The event that requires filing of this Schedule 13D is my beneficial ownership of over 5% of the Company's outstanding common stock. This occurred on May 1, 2001. As of May 9, 2001, I beneficially owned approximately 6.23% of the outstanding common stock, consisting of 2,205,379 shares of common stock and 313,523 warrants to purchase an equal number of shares of common stock. I have the sole power to vote and dispose of the shares of common stock and warrants. There is no shared power to vote or dispose of the common stock or warrants I own.

      In the past sixty days, I purchased 827,000 shares in open market transactions on the OTC Electronic Bulletin Board operated by the National Association of Securities Dealers, Inc. Eleven of the transactions were executed on my behalf by Prudential Securities, Incorporated and 26 by UBS PaineWebber, Inc., securities broker-dealers.

      The table below lists the transaction date for each of the purchases, number of shares purchased, price per share and total purchase price for the securities purchased at Prudential Securities:

Transaction    Number of Shares
   Date           Purchased         Price Per Share    Total Purchase Price
-----------    ----------------     ---------------    --------------------
04/26/01            2,500                 0.990           $     2,475
04/27/01           25,000                 1.010                25,250
04/30/01            1,500                 1.040                 1,560
04/30/01            9,000                 1.050                 9,450
04/30/01            9,000                 1.060                 9,540
04/30/01           27,500                 1.060                29,150
04/30/01           22,500                 1.080                24,300
04/30/01              500                 1.070                   535
04/30/01            5,000                 1.080                 5,400
04/30/01            2,500                 1.090                 2,725
04/30/01           42,000                 1.100                46,200

      The table below lists the transaction date for each of the purchases, number of shares purchased, price per share and total purchase price for the securities purchased at UBS PaineWebber:

Transaction    Number of Shares
   Date           Purchased         Price Per Share    Total Purchase Price
-----------    ----------------     ---------------    --------------------
05/01/01           25,000                  1.30           $    32,500
05/01/01          100,000                  1.30               130,000
05/01/01            7,000                  1.24                 8,680
05/01/01              500                  1.24                   620
05/01/01           10,000                  1.24                12,400
05/01/01            7,500                  1.24                 9,300
05/01/01           24,500                  1.25                30,625
05/01/01              500                  1.24                   620
05/01/01           99,500                  1.25               124,375
05/01/01              500                  1.24                   620
05/02/01           47,500                  1.21                57,475
05/02/01              500                  1.20                   600
05/02/01            1,000                  1.21                 1,210
05/02/01            1,000                  1.19                 1,190
05/02/01            2,500                  1.20                 3,000
05/02/01              500                  1.20                   600
05/02/01            5,000                  1.20                 6,000
05/02/01            5,000                  1.20                 6,000
05/02/01            2,500                  1.20                 3,000
05/04/01           22,000                  1.20                26,400
05/04/01              500                  1.21                   605
05/04/01              500                  1.21                   605
05/04/01           20,000                  1.20                24,000
05/04/01            7,000                  1.20                 8,400
05/04/01           74,500                  1.20                89,400
05/04/01          215,000                  1.25               268,750

      Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      Not applicable.

      Item 7. Material to be Filed as Exhibits.

      None.

                                    Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

DATE : May 15, 2001


/s/ Maurice A. Halperin
----------------------------------
Signature

Maurice A. Halperin
----------------------------------
Name and Title

      The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).